Exhibit 2.1

AMENDMENT NO. 2 TO STOCK PURCHASE AGREEMENT

This AMENDMENT NO. 2 TO STOCK PURCHASE AGREEMENT (this “Amendment”) is made as of July 12, 2021, by and among PQ Group Holdings, Inc., a Delaware corporation (“Parent”) and Sparta Aggregator L.P., a Cayman Islands exempted limited partnership (“Purchaser”), and amends that certain Stock Purchase Agreement, dated as of February 28, 2021, by and among Parent and Purchaser, as amended by that certain Amendment No. 1, dated as of June 24, 2021, by and among Parent and Purchaser (as amended, the “Original Agreement” and the Original Agreement as amended by this Amendment No. 2, the “Purchase Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Agreement.

WHEREAS, the Original Agreement contemplated that the Pre-Closing Restructuring would be consummated in accordance with Exhibit A (Purchaser Structure and Restructuring Steps) to the Original Agreement (the “Original Restructuring Steps”);

WHEREAS, the parties to the Original Agreement desire to supplement and amend certain steps of the Original Restructuring Steps in accordance with Exhibit A to this Amendment (with those steps marked in Exhibit A as “Buyer-Requested Changes” being the “Buyer Alternative Steps”);

WHEREAS, the parties to the Original Agreement accordingly desire to amend the Original Agreement as provided herein; and

WHEREAS, the parties hereto constitute all of the parties required to amend the Original Agreement in accordance with Section 11.9 thereof as provided herein.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows.

(a)     The parties hereto agree that Parent and Purchaser shall, subject only to the satisfaction or waiver of the conditions set forth in Article IX of the Original Agreement, cause the Closing to occur on August 2, 2021, which Closing shall be deemed effective as of 12:01 a.m. New York City time, on August 1, 2021; provided that, if the conditions set forth in Article IX of the Original Agreement are not satisfied or waived as of such date, then Parent and Purchaser shall cause the Closing to occur as promptly as practicable in accordance with Section 2.3(a) of the Original Agreement.

(b)    Amendments. The Original Agreement is hereby amended, effective immediately upon the execution of this Amendment, as follows:

1.	Part 1 of Exhibit A attached to the Original Agreement shall be amended and restated in its entirety as set forth in Part 1 of Exhibit A to this Amendment.

2.	Schedule I / Schedule II attached to the Original Agreement shall be amended and restated in its entirety as set forth in Exhibit B to this Amendment.

3.	The following definitions shall be added alphabetically to Article I of the Original Agreement:

“Alternative Steps Expenses” shall mean all reasonable and documented or invoiced out-of-pocket fees, costs and expenses to the extent incurred or otherwise payable by any member of the Parent Group or any Transferred Entities in connection with effectuating the Buyer Alternative Steps, including any such amounts that are payable to (i) Ropes & Gray LLP, Babst, Calland, Clements and Zomnir, P.C., White & Case LLP, Cozen O’Connor and any other outside counsel to the Transferred Entities, Sellers or the equityholders of Parent or any of their respective Affiliates, and (ii) Ernst & Young and all other third party advisors engaged by the Transferred Entities, Sellers or the equityholders of Parent or any of their respective Affiliates, in connection with the Buyer Alternative Steps (including, for the avoidance of doubt, the opinions and calculations set forth on Annex I hereto to be obtained from Ernst & Young with respect to the Buyer Alternative Steps), in each case, solely to the extent that such out-of-pocket fees, costs and expenses (or substantially similar out-of-pocket fees, costs and expenses) would not have been incurred or otherwise been payable but for the consummation of the steps constituting the Buyer Alternative Steps and would not have been incurred or otherwise been payable if the Original Restructuring Steps had been implemented.

“Buyer Alternative Steps” shall have the meaning set forth in Amendment No. 2 to this Agreement dated as of July 12, 2021.

“Excluded Liabilities” shall mean all Liabilities of any kind to the extent resulting from, arising out of or relating to the Buyer Alternative Steps, in each case, solely to the extent that such Liabilities (or substantially similar Liabilities) would not have been incurred but for the consummation of the steps constituting the Buyer Alternative Steps and would not have been incurred if the Original Restructuring Steps had been implemented.

“Excluded Taxes” shall mean such Taxes to the extent resulting from, arising out of or relating to (1) the Buyer Alternative Steps, including, but not limited to, (a) any withholding Taxes imposed on the direct or indirect transfer of New Dutch BV’s sale proceeds from the sale of PQ Canada Company from New Dutch BV to PQ International Holdings, Inc. or any of its Affiliates and (b) any Transfer Taxes imposed on or payable in connection with the Buyer Alternative Steps, in each case, solely to the extent that such Taxes would not have been incurred but for the consummation of the steps constituting the Buyer Alternative Steps and would not have been incurred if the Original Restructuring Steps had been implemented and (2) any action taken by Purchaser with respect to the stock of PQ Canada Company on or prior to December 31, 2021, including but not limited to, a distribution, redemption, merger, liquidation (other than as described in the next clause), amalgamation or transfer; provided, that the foregoing shall not include a liquidation of PQ Canada Company that qualifies as tax-free under Sections 332 and 337 of the Code for U.S. federal income tax purposes (which shall exclude, for the avoidance of doubt, any amalgamation involving PQ Canada Company).

4.	The definition of “Indebtedness” in the Original Agreement shall be amended and restated in its entirety as follows:

“Indebtedness” shall mean, without duplication: (a) any indebtedness for borrowed money of any Transferred Entity, whether current, short-term or long-term, secured or unsecured,

whether evidenced by bonds (other than surety bonds), notes or debentures or other similar Contracts, (b) any Liabilities of any Transferred Entity in respect of letters of credit, surety bonds or bank guarantees, in each case to the extent funds have been drawn and are payable thereunder, (c) all obligations under leases of any Transferred Entity categorized as capital or finance leases in the Business Financial Statements or in accordance with GAAP, (d) all deferred or unpaid purchase price obligations of any Transferred Entity to a third party (and excluding, for the avoidance of doubt, any other Transferred Entity), under conditional sale of property or assets or other title retention agreements or securities or services, including all earn-out payments, seller notes, post-closing true-up obligations and other similar payments (whether contingent or otherwise) calculated as the maximum amount payable under or pursuant to such obligation (other than trade payables to the extent included in the calculation of Working Capital and not including deferred revenue), (e) any Liabilities of any Transferred Entity to the applicable counterparty to settle any swap, hedging or derivative instruments, in each case calculated assuming such instruments were terminated as of immediately prior to Closing, (f) all interest, fees, prepayment premiums, penalties and other fees and expenses owed with respect to such Indebtedness referred to in clauses (a) through (e) assuming the repayment in full of such Indebtedness, (g) any indebtedness or other Liabilities of any other Person of the type described in the foregoing clauses (a) through (f) to the extent guaranteed by any Transferred Entity, (h) any Unpaid Income Taxes, (i) any employer-side payroll Taxes of the Transferred Entities that have been deferred to a Tax period or portion thereof beginning after the Closing Date with respect to wages or compensation paid prior to the Closing Date under the CARES Act, in each case, to the extent not included in the calculation of Working Capital, (j) any Liabilities of any Transferred Entity in respect of intercompany accounts between any Transferred Entity and any member of the Parent Group that are required to be settled or eliminated in accordance with Section 6.7, but which are not settled or eliminated prior to Closing, and (k) any Liabilities set forth on Section 1.1(a) of the Parent Disclosure Schedule; provided that Indebtedness shall not include (1) any Liabilities in respect of Intercompany Accounts set forth on Section 6.7 of the Parent Disclosure Schedule, (2) any Liabilities in respect of intercompany accounts or other intercompany arrangements, understandings or Contracts between or among Transferred Entities or any intracompany accounts of Transferred Entities, (3) any Liabilities of any Transferred Entity related to the Retained Businesses that are transferred from a Transferred Entity to a member of the Parent Group pursuant to the Pre-Closing Restructuring, and (4) any Liabilities arising under or related to warranties made by any of the Transferred Entities in the Ordinary Course of Business; provided, further, that Indebtedness shall not include any Alternative Steps Expenses, Excluded Liabilities or Excluded Taxes.

5.	The definition of “Transaction Expenses” in the Original Agreement shall be amended and restated in its entirety as follows:

“Transaction Expenses” shall mean (a) any fees, costs and expenses directly or indirectly incurred or otherwise payable by the Transferred Entities in connection with the negotiation, documentation and consummation of the transactions contemplated by this Agreement (including the Pre-Closing Restructuring) and the Ancillary Agreements (or the sale process leading to the negotiation and documentation thereof, whether with Purchaser or any other Person), including all amounts that are payable to (i) Ropes & Gray LLP,

Babst, Calland, Clements and Zomnir, P.C., White & Case LLP and any other outside counsel to the Transferred Entities, Sellers or the equityholders of Parent or any of their respective Affiliates, and (ii) Citibank, Ernst & Young, BMO Capital Markets and all other third party transaction advisors engaged by the Transferred Entities, Sellers or the equityholders of Parent or any of their respective Affiliates, including financial advisors, investment bankers, brokers, accountants and data room administrators, in connection with the negotiation, documentation and consummation of the transactions contemplated by this Agreement (including the Pre-Closing Restructuring) and the Ancillary Agreements (or the sale process leading to the negotiation and documentation thereof, whether with Purchaser or any other Person), and including any other fees or expenses incurred or otherwise payable by the Transferred Entities in accordance with the terms of this Agreement, and (b) any change of control payments, retention bonuses or other similar transaction related payments and benefits (including the employer portion of any applicable payroll, social security, unemployment or similar Taxes imposed on such amounts whether or not such Taxes would be eligible for deferral pursuant to the CARES Act or any similar analogous provision of federal, state or local Law), in each case, payable solely as a result of the consummation of the transactions contemplated by this Agreement, including the Pre-Closing Restructuring, or the entry into or adoption of this Agreement or any Ancillary Agreement or performance of any of the obligations thereunder (but, in all cases, excluding any “double trigger” payment obligations); provided, that if Parent agrees to pay and be responsible for any expense of the Transferred Entities that would otherwise constitute a Transaction Expense, any such expense shall not be a Transaction Expense hereunder (provided that Parent fully pays any such expense at or prior to the Closing); provided, further, that notwithstanding the foregoing, in no event shall any Alternative Steps Expenses, Excluded Liabilities or Excluded Taxes be considered a Transaction Expense.

6.	The definition of “Working Capital” in the Original Agreement shall be amended and restated in its entirety as follows:

“Working Capital” shall mean (a) the current assets of the Transferred Entities less (b) the current liabilities of the Transferred Entities, in each case, that are included in the line item categories specifically identified in Part 2 of Exhibit B, and determined as of the Calculation Time, without duplication and without giving effect to the Sale, and calculated in accordance with the Accounting Principles; provided that in no event shall “Working Capital” include any amounts to the extent included in or with respect to (i) Indebtedness, Transaction Expenses, Cash or Restricted Cash, or (ii) amounts outstanding pursuant to intercompany accounts, arrangements, understandings or Contracts to be settled or eliminated at or prior to the Closing pursuant to Section 6.7 or Section 6.8; provided, further, that “Working Capital” shall in no event include (x) any amounts with respect any deferred Tax assets, Income Tax assets, deferred Tax liabilities or Income Tax liabilities or (y) any Alternative Steps Expenses, Excluded Liabilities or Excluded Taxes.

7.	Section 6.21 of the Original Agreement shall be amended and restated in its entirety as follows:

“Liabilities.

(a)    Except to the extent such Liabilities were included in the calculation of the Final Purchase Price (to the extent included in Working Capital, the Closing Indebtedness Amount, or the Closing Transaction Expenses Amount), from and after the Closing, Parent shall retain or assume, as applicable all Liabilities (other than Business Liabilities) of any kind to the extent resulting from, arising out of or relating to (i) the Pre-Closing Restructuring (excluding, however, any such Liabilities relating to Taxes or Tax Returns, including any Excluded Taxes, resulting from the Pre-Closing Restructuring which are covered exclusively by Section 8.2, and also excluding any Excluded Liabilities), (ii) the Retained Businesses, including those set forth on Section 6.21(a) of the Parent Disclosure Schedule (excluding, however, any such Liabilities (other than those set forth on Section 6.21(a) of the Parent Disclosure Schedule) relating to Taxes or Tax Returns which are governed exclusively by Section 8.2), and (iii) the settlement, elimination or termination of any intercompany accounts or intercompany arrangements between any member of the Parent Group, on the one hand, and any Transferred Entity, as contemplated by Section 6.7 or Section 6.8, (collectively, the “Retained Liabilities”). At the Closing (or after the Closing, if discovered after the Closing), Parent shall assume the Retained Liabilities from the Transferred Entities, and Parent shall discharge and perform when due, and Purchaser and its Affiliates (including the Transferred Entities) and its and their respective Representatives (collectively, the “Purchaser Indemnitees”) shall not assume or have any responsibility for, any or all of the Retained Liabilities, and Parent shall execute and deliver at Closing (or after the Closing, if discovered after the Closing) an instrument of assumption for such purpose in respect of the Retained Liabilities in Approved Form. From and after the Closing, Parent shall indemnify and hold harmless the Purchaser Indemnitees with respect to any Losses incurred or sustained by, or imposed upon any such Purchaser Indemnitee as a result of, arising out of or relating to the Retained Liabilities, net of any Tax Benefits and any proceeds actually recovered by the Purchaser Indemnitees under the R&W Insurance Policy with respect to such Losses.

(b)    From and after the Closing, Purchaser shall retain or assume, as applicable, all Liabilities (other than Retained Liabilities) of any kind, to the extent exclusively related to the Business (collectively, the “Business Liabilities”) and all Excluded Liabilities. At the Closing (or after the Closing, if discovered after the Closing), Purchaser shall assume the Business Liabilities and Excluded Liabilities from Parent, and Purchaser shall cause the Transferred Entities to discharge and perform when due, and Seller and its Affiliates and its and their respective Representatives (collectively, the “Parent Indemnitees”) shall not assume or have any responsibility for, any or all of the Business Liabilities or Excluded Liabilities, and Purchaser shall execute and deliver at Closing (or after the Closing, if discovered after the Closing) an instrument of assumption for such purpose in respect of the Business Liabilities and Excluded Liabilities in Approved Form. From and after the Closing, Purchaser shall indemnify and hold harmless the Parent Indemnitees with respect to any Losses incurred or sustained by, or imposed upon any such Parent Indemnitee as a result of, arising out of or relating to the Business Liabilities or Excluded Liabilities, net of any Tax Benefits.”

8.	Section 8.2 of the Original Agreement shall be amended and restated in its entirety as follows:

“Tax Indemnification.

(a)    From and after the Closing, solely to the extent any such amount of Tax or Loss was not included in the calculation of the Final Purchase Price (as an item included in Working Capital, the Closing Indebtedness Amount, or the Closing Transaction Expenses Amount), Parent shall indemnify and hold harmless the Purchaser Indemnitees with respect to any Losses incurred or sustained by, or imposed upon any such Purchaser Indemnitee or any of its beneficial owners as a result of, arising out of or relating to, without duplication, the amount of (A) Taxes incurred by, or imposed on any of the Transferred Entities (or with respect to a Transferred Entity, to the extent any such Tax by operation of Law is payable by another Transferred Entity including as a result of being a flowthrough or partnership for applicable Tax purposes) in a taxable period (or portion thereof) ending on or prior to the Closing Date that resulted directly from (and that would not have been incurred but for) (i) the consummation of the steps constituting the Pre-Closing Restructuring, including, for the avoidance of doubt, any sales, use, transfer, real property transfer, registration, documentary, conveyance, franchise, goods and services, stamp, value added or similar Taxes and related fees and costs imposed on or payable in connection with the Pre-Closing Restructuring, (ii) any “de-grouping” or similar charges payable as a result of the transactions contemplated by this Agreement and any ancillary agreement (including the Pre-Closing Restructuring), and (iii) settling, eliminating or cancelling any intercompany accounts or arrangements as required by Section 6.7 or Section 6.8, and (B) any Income Taxes of Purchaser (or any of the Purchaser Indemnitees or their beneficial owners) pursuant to Section 951 or 951A of the Code relating to a Transferred Entity to the extent allocable to a Pre-Closing Tax Period applying the principles of Section 8.2(e) (and taking into account Section 250 of the Code and assuming, for this purpose, and for purposes of determining offsetting Tax Benefits pursuant to Section 8.2(c) with respect thereto that the taxable year of any Transferred Entity that is a “controlled foreign corporation” within the meaning of Section 957 of the Code shall be deemed to terminate as of the Closing), but only to the extent such Income Taxes arise from and would not have been incurred but for the consummation of the steps constituting the Pre-Closing Restructuring. For the avoidance of doubt, Parent shall not be required to indemnify any Purchaser Indemnitee in respect of any Taxes incurred by Purchaser’s beneficial owners pursuant to Section 951 or 951A of the Code, except in connection with Section 8.2(a)(B). Notwithstanding the foregoing, in no event shall Parent be required to indemnify any Purchaser Indemnitee pursuant to this Section 8.2(a) for any Excluded Taxes.

(b)    Without duplication of the amounts described in Section 8.2(a), from and after the Closing, through the sixth (6th) year anniversary of the Closing Date, Parent shall indemnify and hold harmless the Purchaser Indemnities with respect to any Losses incurred or sustained by, or imposed upon any such Purchaser Indemnitee as a result of, arising out of or relating to, without duplication, the amount of (i) any Income Taxes of the Transferred Entities (or with respect to a Transferred Entity, to the extent any such Tax by operation of Law is payable by another Transferred Entity including as a result of being a flowthrough or partnership for applicable Tax purposes) for a Pre-Closing Tax Period, (ii) any Income Taxes of any Person (other than any of the Transferred Entities) for which any of the Transferred Entities is or becomes liable (x) pursuant to Treasury Regulation 1.1502-6 (or any analogous provision under state, local, or non-U.S. Law) resulting from being a member of a combined, affiliated, consolidated, unitary, integration or similar Tax group with such Person prior to the Closing, (y) as transferee or successor to such Person under Law as a result of an event or a transaction occurring prior to the Closing Date, and (z) by Contract entered into prior to the Closing (including the agreement on Section 6.21(a) of the Parent Disclosure Schedule), other than any leasing, employment, credit or commercial Contracts entered into in the Ordinary Course of Business, and (iii) any Transfer Taxes that are the obligation of the Seller pursuant to Section 8.9, in each case, only to the extent any such amount was not included in the calculation of the Final Purchase Price (as an item included in Working Capital, the Closing Indebtedness Amount, or the Closing Transaction Expenses Amount). Notwithstanding the foregoing, in no event shall Parent be required to indemnify any Purchaser Indemnitee pursuant to this Section 8.2(b) for any Excluded Taxes. The delivery of a written notice of any indemnification claim submitted in good faith including in respect of a potential liability in connection with an ongoing but unresolved Action or other assertion of liability by a Governmental Entity or other third party in respect of Taxes under this Section 8.2(b) prior to the sixth (6th) anniversary of the Closing Date will extend the survival period of with respect to such claim through the date such claim is conclusively resolved.

(c)    Notwithstanding the foregoing or anything to the contrary in this Agreement, any amounts paid or indemnified by Parent pursuant to this Agreement shall be net of any Tax benefits actually realized with respect to such Losses (in the year of the Loss or the succeeding two (2) years (a “Tax Benefit”)). Any such Tax Benefit shall, if applicable, be calculated (X) on a “with and without” basis, (Y) on a stand-alone basis assuming the operations of Purchaser and the Transferred Entities are the only relevant operations, and excluding the effect of any investments, activities, or operations of (x) any additional Subsidiaries of Purchaser or any Affiliates of Purchaser (in each case, other than the Transferred Entities) or (y) any Purchaser Indemnitee (or any of their Affiliates), provided, in each case, that the effect of any indebtedness actually incurred by Purchaser (or its Affiliates) to consummate the purchase of the Transferred Companies hereunder shall be taken into account and (Z) netting the effect of any actual Tax cost or detriment resulting therefrom in the year of the Loss or the succeeding two (2) years. For the avoidance of doubt, to the extent that any payment under this Section 8.2 is treated as an adjustment to the purchase price for Tax purposes, the portion of any such payment so treated shall not be treated as a “Tax Benefit.”

(d)    Notwithstanding the foregoing, or anything to the contrary in this Agreement, Parent and its Affiliates shall have no Liability under this Agreement in favor of any of the Purchaser Indemnitees solely to the extent such Liability arose from or in connection with any breach by Purchaser or any of its Affiliates of the obligations set forth in this Agreement (including Section 8.8 of this Agreement) and would not have arisen but for such breach. In addition, notwithstanding anything to the contrary in this Agreement, any indemnification obligations of Parent to the Purchaser Indemnitees pursuant to this Agreement with respect to Taxes or Tax Returns shall ignore the effect of any investments in United States property (within the meaning of Section 956 of the Code) made at or following the Closing (including in connection with any financing transactions of the Purchaser or its Affiliates (including the Financing or the Alternative Financing or any other financing transactions contemplated by Section 6.16) (any such financing arrangements, the “Purchaser Financing”)). Notwithstanding anything to the contrary in this Agreement, from and after the Closing, Purchaser shall indemnify and hold harmless the Parent Indemnitees with respect to any Losses incurred or sustained by, or imposed upon any such Parent Indemnitee solely as a result of, arising out of or relating to the Excluded Taxes.

(e)    For purposes of this Section 8.2, any “Losses” and any “Income Taxes” of any Purchaser Indemnitee or any of its owners shall be calculated (a) on a stand-alone basis assuming the operations of Purchaser and the Transferred Entities are the only relevant operations, and excluding the effect of any other investments, activities, or operations of (x) any additional Subsidiaries of Purchaser or any Affiliates of Purchaser (in each case, other than the Transferred Entities) or (y) any Purchaser Indemnitee (or any of their Affiliates), and (b) assuming that the percentage of any income required to be included by Purchaser’s beneficial owners pursuant to Section 951 or 951A of the Code as shown on Section 8.2(e) of the Parent Disclosure Schedule, as such schedule may be reasonably updated by Purchaser prior to the Closing Date is allocable to Persons that are each treated as a “United States shareholder” within the meaning of Section 951(b) of the Code and are each classified as a corporation for U.S. federal income tax purposes. For the avoidance of doubt, a Tax shall be considered a Loss incurred or sustained at the time that it has been assessed (notwithstanding that it may be subject to objection or appeal), to the extent that a Governmental Authority is permitted to take collection action in respect of such Tax or an amount has been garnished and applied towards such Tax, as applicable. Notwithstanding the foregoing or anything to the contrary in this Agreement, any Losses in respect of Taxes or Tax Returns indemnified by Parent pursuant to this Agreement shall be calculated net of any amounts recovered by a Purchaser Indemnitee from a Governmental Entity or other third party (including an insurer) in respect of such Loss net of costs, expenses or Taxes incurred by the Purchaser Indemnitee in connection therewith (and to the extent such recovery is received by a Purchaser Indemnitee after Parent has satisfied any Loss, such Purchaser Indemnitee shall promptly pay (or cause to be paid) over to the Parent the amount of any such recovery).”

9.	Sections 8.9 of the Original Agreement shall be amended and restated in its entirety as follows:

“Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, Purchaser, on the one hand, and Sellers on the other hand, shall each pay, when due, and be responsible for, fifty (50%) percent of any, any sales, use, transfer, real property transfer, registration, documentary, conveyance, franchise, goods and services, stamp, value added or similar Taxes and related fees and costs (collectively, “Transfer Taxes”) imposed on or payable in connection with the transactions contemplated by this Agreement, excluding the Pre-Closing Restructuring (including, for the avoidance of doubt, any Transfer Taxes resulting from the Buyer Alternative Steps). The party responsible under applicable Law for filing the Tax Returns with respect to any such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other party. Parent and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes; provided that, notwithstanding any of the foregoing, neither parent nor any of their respective Affiliates shall be required to file any claim for exemption or exclusion from the application or imposition of any Transfer Taxes, or any claim for any reduction thereof, if such party reasonably determines in its sole discretion that the filing of such claim or any related action would have an adverse effect on Parent or any of its Affiliates. For the avoidance of doubt, the Closing Purchase Price set forth in this Agreement is exclusive of Transfer Taxes.”

10.	Section 8.8(b) of the Parent Disclosure Schedule shall be amended and restated in its entirety as set forth on Exhibit C attached hereto.

11.	Exhibit E of the Original Agreement shall be amended and restated in its entirety as shown on the revised Exhibit E attached hereto.

12.	Section 11.6 of the Original Agreement shall be amended and restated in its entirety as follows:

“Expenses. Except as otherwise set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses unless expressly otherwise contemplated in this Agreement or an Ancillary Agreement. Notwithstanding the foregoing, all Alternative Steps Expenses shall be borne by Purchaser, and Purchaser shall either pay (or cause to be paid) such Alternative Steps Expenses or reimburse the applicable person to the extent any such expenses are paid for by any member of the Parent Group or any Transferred Entity; provided that, any Alternative Steps Expenses due under this Section 11.6 shall be paid or reimbursed by Purchaser within 30 Business Days of receipt by Purchaser of an invoice relating thereto setting forth such Alternative Steps Expenses in reasonable detail; provided further that, Parent shall deliver all invoices relating to any Alternative Steps Expenses due under this Section 11.6 not less than two Business Days prior to the anticipated Closing Date.”

(c)     Entire Agreement; Effect of Amendment. In the event of any conflict or inconsistency between the terms of this Amendment and the terms of the Original Agreement, the terms of this Amendment will control. Except to the extent expressly modified herein or in conflict with the terms of this Amendment, the terms of the Original Agreement shall be unchanged and remain in full force and effect, and its provisions shall be binding on the parties hereto. The Original Agreement, as amended by this Amendment, supersedes all prior agreements between the parties with respect to its subject matter and constitutes (along with the documents referred to in the Purchase Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. From and after the date hereof, all references in the Original Agreement to the “Agreement” shall mean the Purchase Agreement as modified by this Amendment.

(d)    Miscellaneous. Article XI of the Original Agreement is hereby incorporated by reference and made a part hereof, mutatis mutandis.

(e)    Binding. This Amendment shall be binding upon, and inure to, the benefit of, the legal representatives, heirs, successors and assigns of the respective parties.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Amendment No. 2 to Stock Purchase Agreement has been duly executed and delivered by the parties hereto as of the date first written above.

Parent

PQ Group Holdings, Inc.

By:	/s/ Joseph S. Koscinski
Name:	Joseph S. Koscinski
Title:	Vice President, General Counsel and Secretary

Purchaser

Sparta Aggregator L.P.

By:	Sparta Acquisition Company,
its General Partner

By:	/s/ Dev Kapadia
Name:	Dev Kapadia
Title:	Director

By:	/s/ Vance Holtzman
Name:	Vance Holtzman
Title:	Director

[Signature Page to Amendment No. 2 to Stock Purchase Agreement]

EXHIBIT B

SCHEDULE I

Sellers:

Ecovyst Midco II, Inc.

PQ International Holdings Inc.

Ecovyst International B.V.

SCHEDULE II

Transferred Companies:

PQ LLC (f/k/a PQ Corporation)1

PQ Silicates Limited (50% interest)

PQ China (Hong Kong) Limited (0.01% interest)

PQ Canada Company

Transferred Equity Interests:

100% of the Equity Interests in PQ LLC (f/k/a PQ Corporation)

50% of the Equity Interests in PQ Silicates Limited

0.01% of the Equity Interests in PQ China (Hong Kong) Limited

100% of the Equity Interests in PQ Canada Company

Transferred Entities:2

KILT, LLC (72.5% interest)

National Silicates Partnership

New Dutch Chemicals Holdco B.V.

NSL Canada Company

PQ Chemicals (Thailand) Limited (99.9999% interest)

PQ China (Hong Kong) Limited (99.99% interest)

PQ Europe ApS

PQ Europe Coöperatie U.A.

PQ Finland Oy

PQ France S.A.S.

PQ Germany GmbH

PQ Holdings I Limited

PQ Holdings Mexicana, S.A. de C.V. (80% interest)

PQ Intermediate Limited

PQ Japan G.K.

PQ Mexico Holdings B.V.

PQ Mexico S. de R.L. de C.V.

[1]	Note to Draft: PQ Corporation will be converted to an LLC as part of the Pre-Closing Restructuring
[2]	Note to Draft: Entities denoted with an asterisk (*) will be formed as part of the Pre-Closing Restructuring.

PQ Service Co (NL) B.V.

PQ Silicas Asia Pacific Pte. Ltd.

PQ Silicas Brazil Ltda.

PQ Silicas B.V.

PQ Silicas Holding South Africa Pty. Ltd.

PQ Silicas South Africa Pty. Ltd.

PQ Silicas UK Limited

PQ Sweden A.B.

PT PQ Silicas Indonesia (99.9355% interest)

PT PQC Service Indonesia* (99.88% interest)

Silicatos y Derivados S.A. de C.V. (wholly-owned subsidiary of PQ Holdings Mexicana, S.A. de C.V.)

PQ Sales Service LLC